EXHIBIT 17

TO:  GolfGear International, Inc.                    Date 12.18.2003
ATTENTION: Mr. John Pierandozzi, President/COO




This is notice of my resignation as a member of the Board of Directors of GolfGear International, Inc. and its subsidiaries, effective immediately upon your receipt of this fax transmission.

I am resigning as a result of various disagreements with the company, and because the company has breached my contract, defamed me, and wrongfully discharged me from my employment, in violation of public policy and in retaliation for my good faith efforts to assure that the company's public filings were in full compliance with the law and the actions of its officers and directors were proper and lawful.

I hereby request that this letter be publicly disclosed pursuant to the rules and regulations of the Securities and Exchange Commission.

Very truly yours,


/s/ Donald A. Anderson
Donald A. Anderson


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